[HUDSON TECHNOLOGIES, INC. LETTERHEAD]

January 17, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Hudson Technologies, Inc. (the “Company”)

Registration Statement on Form S-3

Filed December 14, 2012, as amended by Amendment No. 1 Filed January 11, 2013
File No. 333-185490

Ladies and Gentlemen:

The Company hereby requests that the above-referenced Registration Statement be declared effective on Tuesday, January 22, 2013, at 4:30 P.M., Eastern Standard Time, or as soon thereafter as practicable.

In connection with the foregoing acceleration request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Hudson Technologies, Inc.

By: /s/ Brian F. Coleman
Name: Brian F. Coleman
Title: President, Chief Operating Officer